BARNES & THORNBURG LLP	11 South Meridian Street Indianapolis, IN 46204-3535 U.S.A. (317) 236-1313 Fax (317) 231-7443 www.btlaw.com October 5, 2010

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
Attn: Mellissa Campbell Duru, Special Counsel
100 F Street, N.E.
Washington, D.C.  20549-3628

Re:          EDCI Holdings, Inc.
Schedule 13E-3/A1
Filed on September 23, 2010
File No. 005-39230

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed on September 23, 2010
File No. 001-34015

Dear Ms. Duru:

We have received your letter dated September 29, 2010, detailing your office’s further review of the above-referenced filings.  On behalf of EDCI Holdings, Inc. (“EDCI” or the “Company”), below are our responses to those comments.  For your convenience, I have reproduced your comments and requests for information in bold below followed by our responses in regular type.  Contemporaneously with this letter, the Company also is filing a revised Preliminary Proxy Statement on Schedule 14A reflecting our responses to your comments (the “Revised Proxy Statement”), as well as Amendment No. 2 to the Company’s Transaction Statement on Schedule 13E-3 originally filed with the Securities and Exchange Commission (the “Commission”) on August 18, 2010, and amended on September 23, 2010 (as amended by Amendment No. 2, the “Amended Schedule 13E-3”).  For your convenience, we also are transmitting to you in hard copy a redlined version of the Revised Proxy Statement marked to show changes from the amended Preliminary Proxy Statement filed with the Commission on September 23, 2010 (the “Preliminary Proxy Statement”).

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1.           We note your response to prior comment 6 and reissue the comment.  As highlighted in your response, the disclosure requirement in 13e-3(e)(1)(ii) requires the disclosure of the Special Factors section at the front of the disclosure document.  A necessary corollary to that requirement is that the summary term sheet and Q&A sections be of a certain length in order to ensure the Special Factors disclosure appears prominently at the front of the document.  As currently drafted, the summary term sheet and Q&A occupy 10 pages and the Special Factors section does not commence until page 14.  As the

Mellissa Duru
Securities and Exchange Commission
October 5, 2010

filing persons are aware, Item 1001 of Regulation M-A requires a summary term sheet describe in bullet point format the most material terms of the proposed transaction.  Additionally, the summary term sheet should not be duplicative of disclosure in the Q&A.  Please revise your disclosure consistent with this comment and ensure that the Special Factors section is placed immediately after the revised summary and Q&A.

Response:  In response to the Staff’s comment, the Company has amended the Preliminary Proxy Statement as you requested.  I refer you to pages 1 to 10 of the Revised Proxy Statement for the amended disclosure.  Your reference to the Staff’s prior comment 6 is noted and was taken into account in preparing the amended disclosure.

2.           We note the response to prior comment 11 and reissue the comment.  The disclosure should be revised to more clearly explain the assertion that shareholders who are cashed out receive a greater economic value on a per share basis than remaining shareholders.  In the alternative, please supplementally explain the basis for the conclusion.

Response:  In response to the Staff’s comment, the Company has amended the Preliminary Proxy Statement to provide additional explanation regarding the assertion that the benefit to cashed-out stockholders will generally be greater on a per-share basis than any cost to the remaining stockholders, as you requested.  I refer you to pages 17 to 18 of the Revised Proxy Statement for the amended disclosure.

The Company, page 2

3.           We refer to disclosure on page 3 in which reference is made to the prudence of continuing to protect the company’s net operating losses in order to ensure that potential application of such NOLs in the future.  Please revise to disclose that the post split company and the remaining shareholders will be the sole beneficiaries of these NOLs to the extent such NOLs are used in the future.  Refer to Instruction 2 to Item 1013 of Regulation M-A.

Response:  In response to the Staff’s comment, the Company has amended the Preliminary Proxy Statement as you requested.  I refer you to pages 3 and 11 of the Revised Proxy Statement for the amended disclosure.

4.           We refer to disclosure regarding the preservation of NOLs.  Disclosure states that EDCI believes it is “prudent to continue to protect its NOLs at this time in order to be able to utilize those NOLs to reduce EDCI’s future income tax liability from actions that could be consummated in connection with the plan of dissolution.”  Please revise to provide further context to the disclosure by providing a cross reference to disclosure on page 43 to clarify, if true, that as of the most reasonable practicable date, EDCI is not considering and

Mellissa Duru
Securities and Exchange Commission
October 5, 2010

has not entered into any plan or proposal relating to the plan of dissolution that would result in the ability of EDCI to generate future income and potential income tax liability.

Response:  In response to the Staff’s comment, the Company has amended the Preliminary Proxy Statement as you requested.  I refer you to pages 3 and 11 of the Revised Proxy Statement for the amended disclosure.

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The Company acknowledges in connection with the responses contained in this letter that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your review of our responses to your comments.  Should you have additional comments or questions, please contact me at (317) 231-7333.

Sincerely,

/s/ David P. Hooper
David P. Hooper

cc:	Clarke H. Bailey
Matthew K. Behrent
Kyle E. Blue